July 16, 2009

VIA EDGAR

Mr. H. Christopher Owings
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Wisconsin Energy Corporation
        Form 10-K for the Fiscal Year Ended December 31, 2008
        Filed February 27, 2009
        Definitive Proxy Statement on Schedule 14A
        Filed April 2, 2009
        Form 10-Q for the Fiscal Quarter Ended March 31, 2009
        Filed May 7, 2009
        File No. 001-09057

Dear Mr. Owings:

This letter is in response to your letter dated July 9, 2009, regarding your comments to the above referenced filings. We understand that the purpose of your review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We appreciate your comments and strive for continuous improvement in all of our processes.

Set forth below are the heading and numbered paragraphs from your July 9, 2009 letter, which are immediately followed by our responses. To the extent applicable and as discussed further in our responses, we intend to incorporate our responses prospectively in Wisconsin Energy Corporation's periodic filings.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 5. Market for Registrant's Common Equity, Related Stockholder Matter....page 38

Issuer Purchases of Equity Securities, page 39

1. We note your statement that your Issuer Purchases of Equity Securities Table does not include shares purchased by independent agents to satisfy obligations under your employee

Mr. Christopher Owings
July 16, 2009

benefit plans and stock purchase and dividend reinvestment plan. Please revise your table to include the purchases of your shares that your independent agents made on your behalf or advise why it is not appropriate for you to do so. Please refer to Item 703(a) of Regulation S-K.

Company Response

We note that, pursuant to Item 703(a) of Regulation S-K, the Issuer Purchases of Equity Securities Table is required to provide information for purchases made by or on behalf of the issuer or any "affiliated purchaser" of any class of the issuer's equity securities. Shares purchased by our independent agents to satisfy obligations under our employee benefit plans and stock purchase and dividend reinvestment plan are not purchased on our behalf, but instead are for the benefit of participants in our benefit plans and dividend reinvestment plan. These purchases are made in lieu of issuing new shares to satisfy Wisconsin Energy's obligations under these plans. The independent agents purchase the shares directly for participants, without any direct or indirect control or influence by Wisconsin Energy other than to direct the agents to purchase any such shares in the open market. Wisconsin Energy never holds the shares.

Rule 10b-18 under the Securities Exchange Act of 1934 (Exchange Act), entitled "Purchases of Equity Securities by the Issuer and Others" provides a safe harbor for an issuer (and its affiliated purchasers) to purchase its own common stock so long as such purchases comply with the manner, timing, price and volume conditions of the Rule. Rule 10b-18(a)(13) defines a "Rule 10b-18 purchase" to mean a purchase of an issuer's common stock by or for the issuer or an affiliated purchaser, but specifically exempts from such definition purchases for an issuer plan (which includes almost all types of employee benefit plans and a stock purchase and dividend reinvestment plan) by an agent independent of the issuer (see Rule 10b-18(a)(13)(ii)). Rule 100 under Regulation M of the Exchange Act, to which Rule 10b-18 refers, defines "agent independent of the issuer" to mean a trustee or other person who is independent of the issuer. An agent is considered independent of the issuer only if: (i) the agent is not an affiliate of the issuer; and (ii) neither the issuer nor an affiliate of the issuer exercises any direct or indirect control or influence over the prices or amounts of the securities to be purchased, the timing of, or the manner in which, the securities are to be purchased, or the selection of a broker or dealer (other than the independent agent itself) through which purchases may be executed, provided that an issuer or its affiliate will not be deemed to exercise control or influence if it, among other things, determines the source of the shares to fund the plan.

Therefore, because the shares referenced in the footnote to the Issuer Purchases of Equity Securities Table are purchased by our independent agents (which meet the definition above) and not by or on behalf of Wisconsin Energy or any affiliated purchaser of Wisconsin Energy, we do not believe it is appropriate to include such shares in the Table. We will delete this sentence from our future periodic filings.

Mr. Christopher Owings
July 16, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results....page 41

Contractual Obligations/Commercial Commitments, page 58

2. We note your statement that you have omitted from your Contractual Obligations/Commercial Commitments Table contracts with multiple unknown variables. Please elaborate further the type of contracts that you omitted from the table, if they are, by your best estimate, material in amount, and what unknown variables prevented you from calculating the value.

Company Response

Item 303(a)(5)(ii)(D) defines a "purchase obligation" as an agreement to purchase goods or services that is enforceable and legally binding on the registrant that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The contracts we have omitted from the Contractual Obligations/Commercial Commitments Table do not meet the definition of "purchase obligation" because they do not contain "all significant terms" as so defined. Based upon our analysis of those omitted contracts for which we could estimate the payments that would be required if the missing significant terms were known, our best estimate is that the payments that would be required under such contracts are not material in amount. We will delete this sentence from our future periodic filings.

Factors Affecting Results, Liquidity and Capital Resources, page 58

Market Risks and Other Significant Risks, page 58

Marketable Securities Return, page 60

3. We note your statement that you periodically conduct asset/liability studies of your trust fund assets with the assistance of an outside investment advisor and that the current study for the pension fund projects long-term annualized returns of approximately 8.25%. Please elaborate on how often you conduct your asset/liability studies, the date of your last study and if you anticipate conducting an asset/liability study sooner than anticipated due to the recent uncertainty in the securities markets. We also note in the third risk factor on page 31 that in January 2009 you paid $270 million into your qualified pension fund, which was a substantial increase over the amount you paid in 2008. Please discuss if this increased payment was a result of your current asset/liability study.

Company Response

Historically, we have a formal asset/liability study performed approximately every three to five years. The last study was performed in 2005. We do not expect to change the

Mr. Christopher Owings
July 16, 2009

timing of our studies based upon the recent market conditions. In addition to the periodic asset/liability studies, we annually consult with our investment advisors and request them to forecast expected long-term returns of our pension assets incorporating the most recent year's asset class indexes. In our future periodic filings, we will expand the discussion of the process we use to estimate the long-term expected return on our pension assets to include the frequency of the asset/liability study and the date the last study was completed, as well as our annual consultation with the plan's investment advisors.

We contributed $270 million to our pension plans in January 2009 in order to minimize the risk that participant benefits could be curtailed under existing regulations promulgated under the Employee Retirement Income Security Act and the Pension Protection Act. The increased contribution was not a result of our current asset/liability study.

Exhibit Index, page E-1

Exhibit 10 - Material Contracts, page E-3

4. We note that Exhibit 10.6 and Exhibit 10.7 both refer to credit agreements that you filed with your Form 10-Q for the fiscal quarter ended March 31, 2006. We also note that Schedule I in both of these agreements does not include the amount that each lender has committed to the credit line. While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally upon request, there is not a similar provision in Item 601(b)(10) of Regulation S-K. Please confirm that you will re-file a complete copy of these agreements with your next periodic report or advise why it is not appropriate for you to do so.

Company Response

We will re-file a complete copy of these agreements with our Form 10-Q for the quarter ended June 30, 2009.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page P-19

Annual Base Salary, page P-20

5. We note that you take the individual contributions of each executive officer into consideration when you set the executive officer's annual base salary and their annual incentive program awards. Please describe the elements of individual performance and/or contribution that you take into account when making these compensation decisions.

Mr. Christopher Owings
July 16, 2009

Company Response

Although we do generally target base salaries to be within 10% of the market median for each named executive officer, the Compensation Committee has the authority to adjust salaries outside of this band when the Committee deems it appropriate, taking into consideration factors such as the relative levels of individual experience, performance, responsibility and contribution to the results of Wisconsin Energy's operations. At the beginning of each year, the named executive officers, other than Mr. Klappa, develop individual goals with input from Mr. Klappa in the areas of leadership and budget performance, as well as a number of performance goals specific to the respective operational areas of the Company each officer oversees. At the end of each year, the officers' performance is measured against these goals, and compensation recommendations and determinations for the upcoming year for each executive officer take into consideration the level of such performance.

At the beginning of each year, Mr. Klappa develops a list of goals for Wisconsin Energy and its employees to achieve during the upcoming year. At the end of each year, Mr. Klappa measures the performance of the Company against each stated goal and provides a report to the Board of Directors, including the Compensation Committee. The Compensation Committee takes the Company's performance into consideration when establishing Mr. Klappa's compensation for the upcoming year.

We will provide further detail as to how individual performance and contributions factor into compensation decisions for each named executive officer in our future proxy statements.

6. We note your statement that Mr. Gale Klappa's 2008 annual base salary was above your target range. Please confirm if Mr. Klappa's annual base salary was greater than 10% of the market median and if so, by how much.

Company Response

Mr. Klappa's 2008 annual base salary was greater than 10% of the market median. Mr. Klappa's base salary in 2008 was 10.6% above the market median, or 0.6% above our target range.

7. We note your statement that you believe that Mr. Allen L. Leverett's responsibilities and contributions vary widely from those of his counterparts within the general industry, and thus, additional compensation is warranted. Please discuss how Mr. Leverett's responsibilities and contributions vary widely from those of his counterparts within the general industry.

Mr. Christopher Owings
July 16, 2009

Company Response

In addition to the normal responsibilities of a chief financial officer, Mr. Leverett's responsibilities include assisting in the development of a comprehensive corporate strategy (with a focus on all Company operations and affairs, not just finance), executing corporate divestitures and overseeing our investment in the American Transmission Company (which currently represents nearly ten percent of Wisconsin Energy's consolidated earnings). Therefore, the Company and Compensation Committee believe that additional compensation is warranted for Mr. Leverett.

Annual Cash Incentive Compensation, page P-20.

2008 Performance Goals, page P-21

8. We note that your performance goals consist of earnings per share from ongoing operations and cash flow. Please confirm if by the term "cash flow" you mean cash flow from operations and, if not, please define what you mean by "cash flow."

Company Response

Please see the following insert, which is located on page P-21 of our proxy statement (the relevant discussion is emphasized):

2008 Performance Under the STPP. In January 2009, the Compensation Committee reviewed our actual performance for 2008 against the financial and operational performance goals established under the STPP, subject to final audit. In 2008, the Company's financial performance satisfied the maximum payout level goals established for both earnings per share from ongoing operations and cash flow. In 2008, our earnings per share from ongoing operations were $3.03 per share and our cash flow was ($158.9) million. Cash flow is measured by subtracting cash used in investing activities, excluding an investment in our transmission affiliate and net proceeds from asset sales, from cash provided by operations. In addition, when calculating the cash flow measure, we reclassified the $345.1 million of bill credits provided to our customers from the net proceeds of the sale of the Point Beach Nuclear Plant from cash used in investing activities to cash provided by operations. Although generally accepted accounting principles require us to record the bill credits as an investment activity because we are collecting the cash from restricted accounts and not our customers, we consider this as a source of revenue. This reclassification strictly reflects how the Company views the bill credits and did not have any impact on the cash flow measure. Our cash flow measure is not a measure of financial performance under generally accepted accounting principles.

We believe this discussion provides an adequate explanation of how we calculated "cash flow" for purposes of assessing Wisconsin Energy's performance under the Short-Term Performance Plan and how that calculation differs from "cash flow from operations."

Mr. Christopher Owings
July 16, 2009

9. We note that the Compensation Committee established the target levels for earnings per share based upon expected earnings growth in 2008 in the utility industry as indicated by other utilities in their published earnings guidance. Please identify the companies that you included in preparing your calculation of the expected earnings growth for the utility industry. Also, please discuss how you calculated the expected earnings growth for the utility industry in 2008.

Company Response

The Compensation Committee evaluated the long-term earnings per share growth projections for companies in the utility industry included in an outside survey prepared in March of 2007. Thirty-four companies, including a wide range of utilities across small to large capitalization and geography were included in the survey. Of these thirty-four companies, a total of nineteen companies (thirteen of which are included in the custom peer group of companies identified on page P-24 of our proxy statement) provided long-term earnings per share targets. These nineteen were as follows: American Electric Power, CH Energy Group, Consolidated Edison, Dominion Resources, DTE Energy, Duke Energy, Entergy, Great Plains Energy, Northeast Utilities, Nstar, NW Natural, OGE Energy, PG&E Corp, PNM Resources, Progress Energy, SCANA Corporation, Southern Company, Vectren Energy and Xcel Energy. The members of the Committee used this data, as well as actual financial results for 2004 to 2006 for each of the companies in the custom peer group, to make a judgment as to the appropriate earnings per share performance target levels for 2008.

We will provide similar detailed information regarding this process in our future proxy statements.

10. We note that in January 2008 your Compensation Committee approved the performance goals that the executive officers had to achieve in order to receive a payout under your Short-Term Performance Plan. We also note that in January 2008 that the Public Service Commission of Wisconsin authorized an increase of 17.2% to your electric rates. Please advise if you considered how this rate increase might affect your 2008 earnings per share from ongoing operations and cash flow and thereby affect the potential payouts under your Short-Term Performance Plan. If your performance targets were already set at the time you received the rate order, please advise if you reconsidered your performance goals in light of the rate order.

Company Response

The Public Service Commission of Wisconsin (PSCW) rendered an oral decision in Wisconsin Electric Power Company's rate case on December 20, 2007. A written order consistent with this oral decision along with final authorization for the rate increase was provided by the PSCW in January of 2008. Given that the PSCW's oral decision was made public in December of 2007, the members of the Compensation Committee knew

Mr. Christopher Owings
July 16, 2009

the result of the rate case and took it into account when they set performance goals in January 2008.

11. We note that your Compensation Committee established your cash flow target levels to correspond to the budget necessary to achieve the same levels of earnings per share performance (i.e., the 100% cash flow target corresponds to the budget necessary to achieve the 100% earnings per share target). Please clarify your disclosure and discuss in greater detail how you set your cash flow target and how your budget and your projected earnings per share performance correspond to your cash flow target.

Company Response

As noted in paragraph 9 above, the Compensation Committee established performance levels for earnings per share based upon expected earnings growth in 2008 in the utility industry as indicated by other utilities in their published earnings guidance. Once the Committee established the earnings per share performance levels (i.e., threshold level, target level, above-target level and maximum payout level), it set the 100% (target level) cash flow target at the amount of cash flow, calculated as described in question 8 above, estimated to be necessary to achieve earnings per share at the target level. The Committee then set the above-target level and maximum payout level for cash flow at approximately 2% and 8%, respectively, above the amount of cash flow required to achieve a target level payout; the threshold level for cash flow was set at approximately 4% below the target level of cash flow. Cash flow results of less than 4% below target would result in no payout for the cash flow goal. In the judgment of the Committee, these three cash flow targets reasonably represented the amount of cash flow necessary to achieve a combination of earnings per share performance and capital spending levels.

We will include more detailed disclosure concerning how we establish cash flow targets in our future proxy statements.

In addition to the responses above, we also acknowledge that:
  the company is responsible for the adequacy and accuracy of the disclosure in the filings;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Christopher Owings
July 16, 2009

If you have any questions regarding our responses, please do not hesitate to call our Executive Vice President and General Counsel, James C. Fleming at 414.221.2184 or, in his absence, our attorney, Joshua M. Erickson at 414.221.2544.

Sincerely,

/s/ Gale E. Klappa

Gale E. Klappa
Chairman of the Board, President and
Chief Executive Officer